                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)(1)


                             PARTY CITY CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    702145103
             -------------------------------------------------------
                                 (CUSIP Number)


                          SPECIAL VALUE BOND FUND, LLC
                            C/O TENNENBAUM & CO., LLC
                     11100 SANTA MONICA BOULEVARD, SUITE 210
                          LOS ANGELES, CALIFORNIA 90025
                                 (310) 566-1000
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  MARCH 6, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                       (Continued on the following pages)


                               Page 1 of 12 Pages


-------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------                              --------------------------
   CUSIP NO. 702145103                                        PAGE 2 OF 13
------------------------                              --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        SPECIAL VALUE BOND FUND, LLC
        IRS NO.: 95-4758920
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO, WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

NUMBER OF                  0
SHARES               -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
OWNED BY EACH
REPORTING                  3,439,000 SHARES(1)
PERSON WITH          -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,439,000 SHARES(1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,439,000 SHARES(1)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.7%(2)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

(1) AN AGGREGATE OF 3,096,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF FEBRUARY 8, 2001, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED DECEMBER 30, 2000 AND COMPUTED IN ACCORDANCE WITH RULE 13D-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                              --------------------------
   CUSIP NO. 702145103                                        PAGE 3 OF 13
------------------------                              --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        SPECIAL VALUE BOND FUND II, LLC
        IRS NO.: 52-2263020
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO, WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

NUMBER OF                  0
SHARES               -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
OWNED BY EACH
REPORTING                  3,439,000 SHARES(1)
PERSON WITH          -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,439,000 SHARES(1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,439,000 SHARES(1)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.7%(2)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

(1) AN AGGREGATE OF 3,096,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF FEBRUARY 8, 2001, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED DECEMBER 30, 2000 AND COMPUTED IN ACCORDANCE WITH RULE 13D-3(d)(1).


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                              --------------------------
   CUSIP NO. 702145103                                        PAGE 4 OF 13
------------------------                              --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        SVIM/MSM, LLC
        IRS NO.: 95-4760193
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO, WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

NUMBER OF                  0
SHARES               -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
OWNED BY EACH
REPORTING                  3,439,000 SHARES(1)
PERSON WITH          -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,439,000 SHARES(1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,439,000 SHARES(1)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.7%(2)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

(1) AN AGGREGATE OF 3,096,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF FEBRUARY 8, 2001, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED DECEMBER 30, 2000 AND COMPUTED IN ACCORDANCE WITH RULE 13D-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                              --------------------------
   CUSIP NO. 702145103                                        PAGE 5 OF 13
------------------------                              --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        SVIM/MSMII, LLC
        IRS NO.: 52-2263031
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO, WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

NUMBER OF                  0
SHARES               -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
OWNED BY EACH
REPORTING                  3,439,000 SHARES(1)
PERSON WITH          -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,439,000 SHARES(1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,439,000 SHARES(1)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.7%(2)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

(1) AN AGGREGATE OF 3,096,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF FEBRUARY 8, 2001, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED DECEMBER 30, 2000 AND COMPUTED IN ACCORDANCE WITH RULE 13D-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                              --------------------------
   CUSIP NO. 702145103                                        PAGE 6 OF 13
------------------------                              --------------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        SPECIAL VALUE INVESTMENT MANAGEMENT, LLC
        IRS NO.: 95-4759860
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [ ]
                                                                         (B) [X]
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO, WC
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------- ----- -----------------------------------------------------
                     7     SOLE VOTING POWER

NUMBER OF                  0
SHARES               ----- -----------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
OWNED BY EACH
REPORTING                  3,439,000 SHARES(1)
PERSON WITH          ----- -----------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                     ----- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,439,000 SHARES(1)
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,439,000 SHARES(1)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.7% (2)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
------- ------------------------------------------------------------------------

(1) AN AGGREGATE OF 3,096,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF FEBRUARY 8, 2001, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED DECEMBER 30, 2000 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                              --------------------------
   CUSIP NO. 702145103                                        PAGE 7 OF 13
------------------------                              --------------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TENNENBAUM & CO., LLC
        IRS NO.: 95-4587347
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [ ]
                                                                         (B) [X]
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO, WC
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------- ----- -----------------------------------------------------
                     7     SOLE VOTING POWER

NUMBER OF                  0
SHARES               ----- -----------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
OWNED BY EACH
REPORTING                  3,439,000 SHARES(1)
PERSON WITH          ----- -----------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                     ----- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,439,000 SHARES(1)
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,439,000 SHARES(1)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.7%(2)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
------- ------------------------------------------------------------------------

(1) AN AGGREGATE OF 3,096,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF FEBRUARY 8, 2001, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED DECEMBER 30, 2000 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                              --------------------------
   CUSIP NO. 702145103                                        PAGE 8 OF 13
------------------------                              --------------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MICHAEL E. TENNENBAUM
        S.S. NO.: ###-##-####
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [ ]
                                                                         (B) [X]
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO, WC
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
-------------------- ----- -----------------------------------------------------
                     7     SOLE VOTING POWER

NUMBER OF                  0
SHARES               ----- -----------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
OWNED BY EACH
REPORTING                  3,439,000 SHARES(1)
PERSON WITH          ----- -----------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                     ----- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,439,000 SHARES(1)
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,439,000 SHARES(1)
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.7% (2)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
------- ------------------------------------------------------------------------

(1) AN AGGREGATE OF 3,096,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,722,205 SHARES OF COMMON STOCK OUTSTANDING AS OF FEBRUARY 8, 2001, AS REPORTED BY PARTY CITY CORPORATION IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED DECEMBER 30, 2000 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

               This Amendment No. 4 to Schedule 13D relating to Party City Corporation, a Delaware corporation ("Party City"), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on August 26, 1999, as amended by Amendment No. 1 thereto filed with the Commission on September 13, 1999, Amendment No. 2 thereto filed with the Commission on January 21, 2000 and Amendment No. 3 thereto filed with the Commission on October 23, 2000 (together, the "Schedule 13D"). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

ITEM 1.        SECURITY AND ISSUER.

               The information in Item 1 is hereby amended and restated as follows:

               This statement relates to the beneficial ownership of 3,439,000 shares of Common stock, par value $.01 per share ("Common Stock"), of Party City. The principal executive offices of Party City are located at 400 Commons Way, Rockaway, New Jersey 07866.

ITEM 2.        IDENTITY AND BACKGROUND.

               The information in Item 2 is hereby amended and restated as follows:

               Special Value Bond Fund, LLC ("SVBF") and Special Value Bond Fund II, LLC ("SVBFII") are each Delaware limited liability companies. SVBF's and SVBFII's addresses are both 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025. The principal business of each of SVBF and SVBFII is making investments and managing assets.

               The managing member of SVBF is SVIM/MSM, LLC ("SVIM/MSM"), a Delaware limited liability company. The managing member of SVBFII is SVIM/MSMII, LLC ("SVIM/MSMII"), a Delaware limited liability company. The investment advisor to each of SVBF and SVBFII is Special Value Investment Management, LLC ("SVIM"), a Delaware limited liability company. In addition, SVIM manages a separate account (the "Separate Account"). The managing member of each of SVIM/MSM, SVIM/MSMII and SVIM is Tennenbaum & Co., LLC, a Delaware limited liability company ("TCO"). The managing member of TCO is Michael E. Tennenbaum, a United States citizen. Each of SVIM/MSM, SVIM/MSMII, SVIM and TCO have the same principal business and address as that of SVBF and SVBFII. Mr. Tennenbaum's principal occupation is serving as managing member of TCO and his address is the same as that of SVBF and SVBFII. SVBF, SVBFII, SVIM/MSM, SVIM/MSMII, SVIM, TCO and Mr. Tennenbaum are collectively referred to herein as the "Reporting Persons."

               During the last five years, the Reporting Persons have not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The information in Item 3 is hereby amended and restated as follows:

               The statement relates to the acquisition by the Reporting Persons of 343,000 shares of Common Stock of Party City and of a warrant dated as of August 16, 1999, as amended on January 14, 2000 (the "Warrant"), to purchase 3,096,000 shares of Common Stock of Party City. The sole source of funds used in purchasing the 343,000 shares of Common Stock of Party City reported herein in
Item 5 was the working capital of SVBFII, except for $88,250 funded by the Separate Account. The aggregate amount of funds used in all such purchases was $1,158,353 (including brokerage commissions).

               Party City issued the Warrant pursuant to that certain Securities Purchase Agreement between Party City and TCO dated as of August 16, 1999 (the "Securities Purchase Agreement") as amended by that certain First Amendment to Securities Purchase Agreement dated as of January 14, 2000 (the "Amendment"). The Warrant was acquired by TCO along with certain secured notes of Party City in the aggregate principal amount of $6,750,000. The aggregate purchase price for the Warrant and such secured notes from Party City was $6,750,000. The source of funds for the purchase of the Warrant and the secured notes by TCO was a margin account of the Reporting Persons with Jefferies & Company, Inc.

               On September 1, 1999, SVBF purchased the Warrant and the secured notes from TCO for aggregate consideration of $6,750,000. The source of funds for the purchase of the Warrant and the secured notes from TCO was the working capital of SVBF.

               Upon exercise of the Warrant in full, SVBF must pay an exercise price of $1.07 per share for an aggregate exercise price of $3,312,720, or reduce the number of shares into which the Warrant is exercisable if it is exercised on a net exercise basis. It is presently anticipated that the source of funds for the exercise price will be SVBF's general working capital or the working capital of an affiliate.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               The information in Item 5 is hereby amended and restated as follows:

               The shares of Common Stock identified in Item 1 constitute approximately 21.7% of the outstanding Common Stock of Party City, based upon 12,722,205 shares of Common Stock outstanding as of February 8, 2001, as reported by Party City Corporation in its Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2000, and computed in accordance with Rule 13d-3(d)(1). SVIM has the sole power of voting and disposition with respect to the 343,000 shares of Common Stock of Party City acquired by SVBFII and the Separate Account. Upon exercise of the Warrant, SVBF will have the sole power of voting and disposition with respect to the 3,096,000 shares of Common Stock issuable upon such exercise. By reason of (i) Mr. Tennenbaum's position as managing member of TCO, (ii) TCO's position as managing member of SVIM/MSM, SVIM/MSMII and SVIM, (iii) SVIM/MSM's position as managing member of SVBF, (iv) SVIM/MSMII's position as managing member of SVBFII and (v) SVIM's position as investment advisor to SVBF, SVBFII and the Separate Account, each of Mr. Tennenbaum, TCO, SVIM/MSM, SVIM/MSMII and SVIM may be deemed to share such powers of voting and disposition.

               The following transactions in Common Stock of Party City were open market purchases on the OTC Bulletin Board effected by SVBFII and, with respect to the second and third below listed transactions, the Separate Account:

               DATE                 NUMBER OF SHARES             PRICE
                                    OF COMMON STOCK              PER SHARE
               11/22/00             14,000                       3.530
               11/30/00             12,500                       3.530
               12/01/00             12,500                       3.530
               12/01/00             25,000                       3.530
               12/05/00              6,000                       3.530
               12/12/00              5,000                       3.630
               02/26/01             40,000                       3.650
               02/27/01             35,000                       3.695
               03/05/01              3,000                       3.730
               03/06/01             25,000                       3.710

               Except as described in this statement, the Reporting Persons have not effected transactions in Party City's Common Stock within 60 days prior to the date of this statement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The information in Item 6 is hereby amended and restated as follows:

               On January 14, 2000, Party City, SVBF, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., TCO/Party City, LLC, Clyde Street Investment, LLC and Richmond Associates, L.P., entered into the Amendment which, among other things, provided for the amendment of the Warrant and Party City's other warrants issued under the Agreement.

               On October 11, 2000 and November 20, 2000, Party City, SVBF, SVBF II, Special Value Management, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P. and Clyde Street Investment, LLC, entered into amendments (the "Investor Amendments") of the Investor Rights Agreement permitting the investors party thereto to purchase 1,500,000 additional shares of Party City common stock and permitting the transfer of the securities among the investors thereto.

               Except for the Warrant, the Securities Purchase Agreement, the Amendment, the Investor Rights Agreement, as amended by the Investor Amendments, and related documents executed in connection therewith, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of Party City, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Copies of the form of Warrant and the Amendment have been filed as exhibits to Party City's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2000 (File No. 0-27826) and are incorporated by reference herein. Copies of the form of Securities Purchase Agreement and Investor Rights Agreement have been filed as exhibits to Party City's Current Report on Form 8-K filed with the Securities and

Exchange Commission on August 25, 1999 (File No. 0-27826) and are incorporated by reference herein. Copies of the Investor Amendments are attached as Exhibits hereto.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               The information in Item 7 is hereby amended and restated as follows:

            Exhibit 1   Joint Filing Agreement.

            Exhibit 2   Form of Amended and Restated Warrant, dated January
                        14, 2000, of Party City Corporation, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 20, 2000 (File No. 0-27826).

            Exhibit 3   Form of Securities Purchase Agreement, dated August
                        16, 1999 by and between Party City Corporation and Tennenbaum & Co., LLC., incorporated herein by reference to Exhibit 4.6 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

            Exhibit 4 First Amendment to Securities Purchase Agreement, dated January 14, 2000 by and among Party City Corporation, Special Value Bond Fund, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., TCO/Party City, LLC, Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.3 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 20, 2000 (File No. 0-27826).

            Exhibit 5 Investor Rights Agreement, dated August 16, 1999 by and between Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., and Richmond Associates, L.P., incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

            Exhibit 6 First Amendment to Investor Rights Agreement, dated as of October 11, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Management, LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P. and Clyde Street Investment, LLC.

            Exhibit 7 Second Amendment to Investor Rights Agreement, dated as of November 20, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Management, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P. and Clyde Street Investment, LLC.

                                   SIGNATURES

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2001       SPECIAL VALUE BOND FUND, LLC
                            By:  SVIM/MSM, LLC, its Managing Member
                                 By: Tennenbaum & Co., LLC, its Managing Member
                                   By: /s/ Michael E. Tennenbaum
                                      ------------------------------------------
                                      Michael E. Tennenbaum, its Managing Member

                            SPECIAL VALUE BOND FUND II, LLC
                            By:  SVIM/MSMII, LLC, its Managing Member
                                 By: Tennenbaum & Co., LLC, its Managing Member
                                   By: /s/ Michael E. Tennenbaum
                                      ------------------------------------------
                                      Michael E. Tennenbaum, its Managing Member

                            SVIM/MSM, LLC
                            By:  Tennenbaum & Co., LLC, its Managing Member
                                 By: /s/ Michael E. Tennenbaum
                                    --------------------------------------------
                                     Michael E. Tennenbaum, its Managing Member

                            SVIM/MSMII, LLC
                            By:  Tennenbaum & Co., LLC, its Managing Member
                                 By: /s/ Michael E. Tennenbaum
                                    --------------------------------------------
                                      Michael E. Tennenbaum, its Managing Member

                            SPECIAL VALUE INVESTMENT MANAGEMENT, LLC
                            By:  Tennenbaum & Co., LLC, its Managing Member
                                 By: /s/ Michael E. Tennenbaum
                                    --------------------------------------------
                                     Michael E. Tennenbaum, its Managing Member

                            TENNENBAUM & CO., LLC
                            By:  /s/ Michael E. Tennenbaum
                               -------------------------------------------------
                                 Michael E. Tennenbaum, its Managing Member

                            /s/ Michael E. Tennenbaum
                            ----------------------------------------------------
                            MICHAEL E. TENNENBAUM

                                  EXHIBIT INDEX

            Exhibit 1   Joint Filing Agreement

            Exhibit 2   Form of Amended and Restated Warrant, dated January
                        14, 2000, of Party City Corporation, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 20, 2000 (File No. 0-27826).

            Exhibit 3   Form of Securities Purchase Agreement, dated August
                        16, 1999 by and between Party City Corporation and Tennenbaum & Co., LLC, incorporated herein by reference to Exhibit 4.6 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

            Exhibit 4 First Amendment to Securities Purchase Agreement, dated January 14, 2000 by and among Party City Corporation, Special Value Bond Fund, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., TCO/Party City, LLC, Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.3 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 20, 2000 (File No. 0-27826).

            Exhibit 5 Investor Rights Agreement, dated August 16, 1999 by and between Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., and Richmond Associates, L.P., incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

            Exhibit 6 First Amendment to Investor Rights Agreement, dated as of October 11, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Management, LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P. and Clyde Street Investment, LLC.

            Exhibit 7 Second Amendment to Investor Rights Agreement, dated as of November 20, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Management, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P. and Clyde Street Investment, LLC.